UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40368

SAIHEAT Limited

(Exact name of registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On March 4, 2025, SAIHEAT Limited (the “Company”) announced that all shareholder proposals submitted for shareholder approval (the “Proposals”) have been duly adopted at its extraordinary general meeting of shareholders held virtually at www.virtualshareholdermeeting.com/SAI2025SM on February 26, 2025 (the “EGM”).

The Company hereby submits this Current Report on Form 6-K to furnish, among others, (i) the Fourth Amended and Restated Memorandum and Articles of Association of the Company as set forth in Exhibit 3.1 hereto, (ii) the voting results of the EGM as set forth in Exhibit 99.1 hereto, and (iii) a copy of the press release issued on March 4, 2025 to announce the results of AGM as set forth in Exhibit 99.2 hereto. For more details, please refer to exhibits to this Current Report on Form 6-K.

Exhibit Number	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association
99.1	Voting Results of 2025 Extraordinary General Meeting of SAIHEAT Limited
99.2	Press Release Dated March 4, 2025 – SAIHEAT Limited Announces Results of Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 4, 2025	SAIHEAT LIMITED

	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer

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